Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco PBL Entertainment (Macau) Limited Announces Name Change to Melco Crown Entertainment Limited
New York, May 27, 2008 — Melco PBL Entertainment (Macau) Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities, announced today that its shareholders passed a resolution at its Annual General Meeting to change the name of the company to Melco Crown Entertainment Limited (“MPEL”), effective immediately. The company’s ticker symbol, MPEL, remains unchanged.
The name change reflects a previously announced change in the ownership structure of one of its founding shareholders. On December 12, 2007, Publishing and Broadcasting Limited (now known as Consolidated Media Holdings Limited) (“PBL”) completed a demerger of its gaming and media businesses into two separate companies, both listed on the Australian Stock Exchange. The demerger was achieved by two concurrent shareholder-approved and court-approved Schemes of Arrangement under Australian Corporations Law.
As a result of the demerger, Crown Limited (“Crown”) became the owner of the gaming assets of PBL including PBL’s shares in MPEL.
Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also a Co-Chairman of MPEL.

About MPEL
MPEL is a developer, owner and through its sub-concession holding company an operator of casino gaming and entertainment casino resort facilities in Macau. Its first property, Crown Macau (www.crown-macau.com), opened in 2007. Other development projects include City of Dreams, an integrated urban casino resort located in Cotai, Macau. MPEL’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,100 gaming machines in seven locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-pbl.com.
MPEL has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown. Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is co-Chairman and the CEO of MPEL. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also co-Chairman and a Director of MPEL.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on April 9, 2008 and other documents filed with the Securities and Exchange Commission. MPEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.
Contact:
Geoffrey Davis, CFA
Senior Vice President — Corporate Finance
Tel: 212.671.1936
Email: geoffreydavis@melco-pbl.com

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